# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRENMILLER ENERGY LTD., CIK 0001901215
CUSIP: M2R43K362
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001140358
Persons authorized to receive notices and communications: ALPHA CAPITAL ANSTALT, Altenbach 8, Vaduz, Liechtenstein (N2), FL-9490, 011-423-232-3195

## Reporting persons
- Alpha Capital Anstalt (CIK 0001140358): type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); source of funds: working capital (WC); sole voting power 1,511,290; shared voting power 0; sole dispositive power 1,511,290; shared dispositive power 0; aggregate amount beneficially owned 1,511,290 (17.161% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9 and 11: Based on 8,806,619 Ordinary Shares issued and outstanding as of April 24, 2025 as disclosed in Post Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on May 1, 2025.
  
  Note to 12: The aggregate amount in Row 7 excludes the Ordinary Shares purchasable pursuant to Warrants owned by the Reporting Person which contain a contractually stipulated 9.99% ownership restriction.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Name of issuer: BRENMILLER ENERGY LTD.
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on June 10, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Schedule 13D/A filed by the Reporting Person with the SEC on December 5, 2024 ("Amendment No. 1"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and the Amendment No. 1, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Alpha Capital Anstalt
Residence or business address:
Altenbach 8
9490 Vaduz, Liechtenstein
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Liechtenstein

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:
The information contained in rows 7, 8, 9, 10, 11, 12 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 5 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 4, 2024, the Reporting Person entered into a Private Placement Agreement (which Agreement was amended as of November 4, 2024) for the purchase of 1,000,000 Ordinary Shares at a per share price of $1.05 for gross proceeds of $1,050,000. Those 1,000,000 Ordinary Shares were registered on Form F-3 filed with the Securities and Exchange Commission on December 7, 2024 which Form F-3 was declared effective by the Securities and Exchange Commission on December 20, 2024. The sales reported in Item 5(c) below of this Amendment are of a number of those registered Ordinary Shares. The Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Other than as described above, the Reporting Person does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although, depending on the factors disclosed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect therewith at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 1,511,290 Ordinary Shares, no par value, which constitute 17.161% of the outstanding Ordinary Shares of the Issuer. The Reporting Person is the beneficial owner of Warrants to purchase 32,251 Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of all securities of the Issuer beneficially owned by Reporting Person.
Transactions in the class effected during the past sixty days:
Date Transaction Quantity Price Total Dollar Amount
5/7/25 Sale 6,000 $1.01506 $6,090.36
5/8/25 Sale 5,000 $1.05000 $5,250.00
5/9/25 Sale 10,000 $1.06075 $10,607.50
5/12/25 Sale 10,000 $1.0603 $10,603.00
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or power to direct receipt of dividends or the proceeds from the sales of the Ordinary Shares in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Alpha Capital Anstalt: /s/ Konrad Ackermann, Alpha Capital Anstalt By: Konrad Ackermann, Director (05/12/2025)